Exhibit 3.2

BYLAWS AMENDMENT

ARTICLE III

DIRECTORS

Section 2. Number of Directors

The authorized number of directors of the corporation shall be seven (7), and shall be subject to change as set from time to time pursuant to a resolution approved by a majority of the Board of Directors then in office.

No reduction of the authorized number of directors shall remove any director prior to the expiration of such director’s term of office.

Section 4. Election of Directors; Term

The Board of Directors shall not be classified. From and after the 2005 Annual Meeting of Stockholders, the directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be elected at each Annual Meeting of Stockholders for a one-year term expiring at the next Annual Meeting of Stockholders; provided that the term of any director elected prior to the 2005 Annual Meeting of Stockholders shall be unaffected. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal.

Section 7. Vacancies

Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders to fill any vacancy not filled by directors, and directors so chosen shall hold office until the next Annual Meeting of Stockholders. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.